CUSIP No. 439038 10 0	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hooker Furniture Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

439038 10 0

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439038 10 0	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons Hooker Furniture Corporation Employee Stock Ownership Plan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Virginia, United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 1,707,968
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,707,968

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,707,968
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%
12.	Type of Reporting Person EP

CUSIP No. 439038 10 0	Page 3 of 5

Item 1.	(a)	Name of Issuer

Hooker Furniture Corporation

	(b)	Address of Issuer’s Principal Executive Offices

440 East Commonwealth Boulevard Martinsville, VA 24112

Item 2.	(a)	Name of Person Filing

Hooker Furniture Corporation Employee Stock Ownership Plan

	(b)	Address of Principal Business Office or, if none, Residence

c/o GreatBanc Trust Company 801 Warrenville Road Suite 500 Lisle, Illinois 60532

	(c)	Citizenship

Virginia, United States of America

	(d)	Title of Class of Securities

Common Stock, no par value per share

	(e)	CUSIP Number

439038 10 0

Item 3.	If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment advisor in accordance with section 240.13(d)-1(b)(1)(ii)(E);

	(f)	☒ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 439038 10 0	Page 4 of 5

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,707,968

(b) Percent of class:

14.4% *

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote

0

(ii) shared power to vote or to direct the vote

1,707,968 *

(iii) sole power to dispose or to direct the disposition of

0

(iv) shared power to dispose or to direct the disposition of

1,707,968 *

*  Consists of shares held by the Reporting Person as of December 31, 2007 that have been allocated to Plan participants. The percentage owned is based on 11,838,605 shares of the Issuer outstanding as of December 31, 2007, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Subject to the terms and conditions of the Trust and the related Hooker Furniture Corporation Employee Stock Ownership Plan (the “Plan”), participants in the Plan are entitled to receive distributions of assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G. The respective participant’s accounts may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 439038 10 0	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008	HOOKER FURNITURE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

	By:	GreatBanc Trust Company, Trustee

	By:	/s/ Patrick J. De Craene
	Name:	Patrick J. De Craene
	Title:	Vice President